UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42715

KANDAL M VENTURE LIMITED

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into Material Agreement

As previously disclosed, on June 5, 2026, Kandal M Venture Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a certain institutional investor (the “Investor”) whereby the Company agreed to issue and sell a new series of senior unsecured convertible promissory notes of the Company (the “Notes”), in the aggregate original principal amount of up to $25,000,000, which Notes shall be convertible into the Company’s Class A Ordinary Shares, par value $0.00001 per share (the “Class A Ordinary Shares”), in accordance with the terms therein (the “Offering”). The Initial Closing (as defined in the Securities Purchase Agreement) occurred on June 5, 2026, whereby the Company issued and sold to the Investor an initial note in the aggregate original principal amount of $1,000,000. In connection with the Offering, the Company and the Investor also entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to provide certain registration rights with respect to the Registrable Securities as defined therein.

It was also previously disclosed that on June 5, 2026, the Company also entered into a placement agency agreement (the “Placement Agency Agreement”) with Revere Securities LLC (the “Placement Agent”), pursuant to which the Placement Agent served as the exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent, a placement fee (the “Placement Fee”) equal to five percent (5%) of the aggregate gross proceeds received by the Company from the sale of the Notes at each closing of the Offering. In addition to the Placement Fee, the Company agreed to pay an advisory fee of $20,000 upon signing of engagement letter with the Placement Agent, $20,000 upon the Initial Closing, and $20,000 upon each subsequent Closing, if any.

The Second Closing of the Securities Purchase Agreement (as defined therein) occurred on June 25, 2026, whereby the Company issued and sold to the Investor a second note in the aggregate original principal amount of $1,000,000 (the “Second Note”). The Second Note bears interest at a rate of 10% per annum (subject to adjustment therein), and matures on June 5, 2029. The Second Note is convertible, in whole or in part, at any time after issuance, into Class A Ordinary Shares at 105% of the principal converted, subject to the terms therein.

The offer, issuance and sale of the Second Note and the Class A Ordinary Shares issuable upon conversion of the Second Note was made in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act.

The foregoing descriptions of the Securities Purchase Agreement, the Notes, the Registration Rights Agreement and the Placement Agency Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the applicable agreements, forms of which are attached hereto as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4 and are incorporated herein by reference.

Exhibit Index

Exhibit Number	Description

10.1	Form of Securities Purchase Agreement (incorporated by reference to exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 8, 2026).
10.2	Form of Senior Convertible Notes (incorporated by reference to exhibit 10.2 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 8, 2026).
10.3	Form of Registration Rights Agreement (incorporated by reference to exhibit 10.3 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 8, 2026).
10.4	Form of Placement Agency Agreement (incorporated by reference to exhibit 10.4 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 8, 2026).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

Date: June 29, 2026	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

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